Exhibit 99.4

PRESS RELEASE

Syria: TotalEnergies signs a Cooperation Agreement on
offshore exploration

Paris, May 12, 2026 – TotalEnergies together with its partners QatarEnergy and ConocoPhillips, has signed today a Memorandum of Understanding (MoU) with the Syrian Petroleum Company (SPC) relating to the exploration of Block 3 offshore Syria in the Mediterranean Sea.

The MoU covers a technical review by the partners of the offshore Block 3 area and establishes a framework for technical and commercial discussions related to exploration activities on this block.

“We are pleased to enter into this new partnership with the Syrian Petroleum Company with which we had a long and fruitful relationship from 1988 to 2011, and we look forward to cooperating with QatarEnergy and ConocoPhillips to assess Syrian offshore exploration opportunities in the Mediterranean Sea,”, said Julien Pouget, Senior Vice President Middle East and North Africa Exploration & Production at TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

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